Exhibit 99.1

NEWS RELEASE
GLAMIS GOLD LTD.

For immediate release Trading symbol: NYSE, TSX — GLG	October 26, 2006

GLAMIS SHAREHOLDERS OVERWHELMINGLY APPROVE
COMBINATION WITH GOLDCORP
October 26, 2006 — Reno, Nevada — Glamis Gold Ltd. (“Glamis”) (NYSE, TSX: GLG), announced that at a special meeting held today, its shareholders approved the plan of arrangement with Goldcorp, under which Glamis will combine with Goldcorp to create one of the world’s premier gold producers.
The proposal to approve the plan of arrangement received 98.6 percent of the total shares voted. A minimum two-thirds majority vote was required for approval. An update on the timeline toward closing of the transaction is expected by the end of October.
Glamis Gold Ltd. is the premier intermediate gold producer with low cost mines and development projects in Nevada, Mexico and Central America. Plans call for growth to over 700,000 ounces of gold by 2007. The Company remains 100 percent unhedged. For more information about Glamis and its operations, visit the Company on the Internet at www.glamis.com.
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, include, but are not limited to those with respect to, the price of gold, the estimation of mineral reserves and resources, the realization of mineral reserves estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, Glamis’ hedging practices, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variation of such words and phrases or statements that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Glamis to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed under Item 5 in the section entitled “Risk Factors” in the Company’s Annual Information Form. Although Glamis has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained herein.

Contact:	Jeff Wilhoit — Director, Investor Relations
Glamis Gold Ltd.
5190 Neil Road, Suite 310
Reno, Nevada 89502
(775) 827-4600 Ext. 3104
jeffw@glamis.com
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